NAVTECH, INC. and SUBSIDIARIES
EXHIBIT 21 - Subsidiaries

Navtech, Inc. has the following subsidiaries:

Company Name	Jurisdiction of Incorporation
Navtech Systems Support Inc.	Ontario, Canada
Navtech (UK) Limited	United Kingdom
Navtech, LLC	Delaware, United States
Navtech (Sweden) AB	Sweden
European Aeronautical Group AB	Sweden
European Aeronautical Group UK Limited	United Kingdom